April 13, 2009

Mr. Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

RE: Trans World Corporation
Form 10-K: For the Year Ended December 31, 2008
File Number: 000-25244

Dear Mr. Ramadan:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data Page 12
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 15

1. We note that you disclose a non-GAAP measure "EBITDA from Operations" in your form 10-K and that you disclose "EBITDA from Operations", "EBITDA" and an "EBITDA margin" in your press release filed on 3/9/2009. However we note that you have not disclosed the additional items required when disclosing a

Non-GAAP financial measure. As such please tell us and disclose in **all** future
filings the following items for each Non-GAAP measure presented:

- a numerical reconciliation of the Non-GAAP measure to the most directly
  comparable GAAP financial measure
- An explanation as to why the presentation of this non-GAAP performance
  measure provides useful information to investors regarding your results of
  operations or your financial.
- An explanation regarding any additional purposes for which management
  uses the Non-GAAP measure

Please note that the use of "EBITDA" as a performance measure requires
substantive reasons for its purpose and use. Alternatively, please discontinue the
presentation of this non-GAAP measure. Refer to Item 10(e) of Regulation S-K for
further guidance.

Item 7 Managements Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations page 14

2. We note that a significant portion of your results of operations disclosure is
   dedicated to stating, in narrative text form, dollar and percentage changes in
   accounts. In addition, while you discuss certain factors to which changes are
   attributable, you do not quantify some of these factors nor analyze the underlying
   business reasons for the changes. For example, you state that foreign incomes
   taxes decreased by 63.1%, but you do not analyze the underlying reason for the
   change. Another example is that you state that cost of revenue increased $3.0
   million or 18% but you do not quantify each of the different factors. Please ensure
   that all material factors are analyzed and quantified to the extent practicable. In
   addition, we believe your disclosures would be more informative, transparent and
   easily understood by:

   - increasing the use of tables to present dollar and percentage changes in
     accounts, rather than including such information in narrative text form;
   - using tables to list, quantify, and sum all of the material individual factors to
     which changes in accounts are attributable;
   - refocusing the narrative text portion of the disclosure on analysis of the
     underlying business reasons for the individual factors in the tables above; and
   - quantifying the effects of changes in both price and volume on revenues and
     expense categories, where appropriate.

   We believe such enhancements will significantly improve the ease of use of the
   information to present in your MD&A discussion and allow you to focus the

narrative text on discussion and analysis of these figures as seen through the eyes of management. Please revise accordingly.

Liquidity and Capital Resources, page 16

3. Please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. Please refer to Section IV.B of FR-72 for guidance.

Uses and Sources of Cash

4. Please discuss the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, such as any known renovation and expansion plans, capital enhancements and purchase of new gaming equipment and any other significant investing activities that you intend to perform or have commenced. For example, your business section discusses your planned expansion into the hotel industry. Separately disclose amounts applicable to each item and the sources of funding.

Working Capital Deficiency Page 16

5. We note that you have a working capital deficit of $3.5 million. Please tell us and disclose the course of action that you have taken or propose to take to remedy the deficiency and how you intend to meet your cash requirements and maintain operations. Please refer to Item 303(a)(1) of Regulation S-K for further guidance.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Rate Risk, page 17

6. We note that foreign currency translations adjustments have materially impacted your historical consolidated financial statements.   As your operations conduct business in both EURs (Euros) and CZKs (Czech Koruna) as the functional currencies and your reporting currency is the USD (U.S. dollar), please expand your disclosure to provide a sensitivity analysis for the impact of a 10% change in the EUR and CZK foreign currency exchange rates on your consolidated financial statements. In this regard, please provide the effect on goodwill, stockholders' equity, comprehensive income, cash flows, etc. that is impacted by a 10% change in each of the exchange rates of these foreign currencies. Please refer to the guidance in Item 305(a)(1)(ii)(A) of Regulation S-K.

Item 8 Financial Statements

Consolidated Statements of Income, page 21

7. Reference is made to the business section where you discuss the January 2009 opening of Hotel Savannah which is physically connected to your Route 59 casino and your planned business expansion into additional small to mid-size hotels. We also note that several of your casinos have restaurant (food & beverage) operations. Although your historical restaurant operations have represented less than three percent of total revenues, please note the guidance in Topic 11L of the Staff Accounting Bulletins that revenues and expenses for the separate activities of casino, hotel and restaurant operations should be presented separately on the face of the statement of income. In this regard, if the amount of revenues for hotel or restaurant operations begins to exceed 10% of total revenues individually, then separate disclosure of revenues and costs should be set forth on the face of the statement of income for each of these separate activities. If the 10% threshold is met on an aggregate basis, we would not object to separate disclosure that combines the hotel and restaurant operations on the statement of income. Also, with respect to complimentary promotional allowances of food, beverage, hotel rooms, entertainment and parking that are provided gratuitously to customers, please note that we have required registrants to reflect the cost of these items as part of casino operations, as the casino play of a customer typically generates this complimentary promotional allowance. Please confirm your future compliance, as applicable, with the reporting requirements of this staff accounting bulletin.

Note 2: Summary of Significant Accounting Policies Goodwill page 25

8. We would like to remind you of your final response (response letter dated June 21, 2006) to our comment #5(comment letter dated May 9, 2006) regarding the justification for having only one reporting unit which states "Upon further consideration, we believe that our casinos operate under one operating entity, American Chance Casinos. Underlying this entity, it is proper to have two reporting units, a German-oriented unit and an Austrian-oriented unit, despite the fact that they both share a common marketing, human resources and managerial group. The German-oriented unit was the basis of the original goodwill when purchased in 1998, therefore we will recognize this distinction in our future periodic filings as you've suggested."

    Based upon the previous correspondence and response noted above, you acknowledged that you have two separate reporting units and further that goodwill arose as a part of the acquisitions of the German oriented casinos. You stated that you would recognize this distinction going forward along with conducting your testing at a two separate reporting unit level. However it appears that you have continued to include the site of Route 59 (which is a part of the

Austrian oriented unit) in the "Czech Republic" reporting unit, thus once again combing the German oriented unit with a portion of the Austrian oriented unit into one reporting unit for purposes of assessing impairment.

Please tell us whether you tested for impairment at a one reporting unit level including the site of route 59 along with the German oriented casinos. Please reassess impairment at the one reporting unit level of the German oriented unit excluding any portion of the Austrian oriented unit and please tell us what impact this has had on your impairment analysis. Also please consider any disclosures as necessary.

Note 2 – Significant Accounting Policies, page 25

9. Reference is made to your Business – Marketing section (page 4) where we note the increase in your marketing and promotional programs as well as your MD&A discussion on the increase in cost of revenues relating to expenses from your player-benefit programs. Please tell us and expand your notes to discuss the nature of these programs and how you account for points when earned in point-loyalty programs that are ultimately redeemable for cash rebates and/or complimentary services.   Also, if your slot machines contain base jackpots that increase at a progressive rate based on the number of plays, please tell us and disclose this accounting treatment – see the guidance in paragraph 2.09-2.10 of the AICPA Audit and Accounting Guide for Casinos.   Please revise accordingly.

10. Reference is made to your disclosure in Item 5 (page 10) on the accounting and legal expenses incurred in connection with the $3.5 million capital raised that were treated as a reduction of additional paid-in-capital, presumably as a cost of that offering.   In accordance with the guidance in Topic 5A of the Staff Accounting Bulletins, only "specific incremental costs directly attributable" to an offering may be charged against the gross proceeds of an offering as a reduction of additional paid-in-capital.   Therefore, any legal, accounting or other costs that would be incurred in the absence of an offering is expensed as incurred.   Please tell us and revise to provide an accounting policy that discloses that all costs charged against the gross proceeds of the offering as a reduction of paid-in-capital are specific incremental costs directly attributable to the raising of capital in the offering.

Note 2: Summary of Significant Accounting Policies Earnings per Common Share Page 26

11. Please disclose a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation. Additionally please disclose the number of warrants and options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been

antidilutive for the periods presented. Please refer to paragraph 40 of FAS 128 for further guidance.

Note 9: Other Assets and Other Long Term Liabilities

Notes Receivables page 34

12. Please tell us and please disclose in all future filings when the loans were granted and when the waiver to defer payment was granted. Currently it is unclear from the disclosure when the payments are due based on the waiver, as such please tell us and disclose in future filings when the notes were originally due and the new due date based on the waiver.

    We note that you have granted these loans to Grand Hotel Lav, d.o.o. for various operational needs (purchase equipment, fund pre-opening costs and for working capital needs). We further note that you have granted them a waiver to defer payment, yet you believe that these loans are fully collectible, as such please tell us how you expect Grand Hotel Lav, d.o.o. to repay the loans?

    We note that two of these loans are non-interest bearing loans, as such please tell us and disclose in future filings what consideration you are receiving in exchange for providing non-interest bearing loans to Grand Hotel Lav, d.o.o. and how are you accounting for this consideration.

Note10: Income Taxes Page 34

13. We note that in the Czech Republic gaming income is not subject to corporate income taxes, but it is subject to other taxes such as gaming and charity taxes. You further state that for the years ended December 31, 2008 and 2007, the Company incurred approximately $31 and $84 of foreign income taxes, respectively for non-gaming revenues earned. Please tell us and disclose in future filing the amounts of gaming, charity, value added and any other taxes, the accounting policy in presenting these taxes and where in the respective consolidated financial statements these amounts are classified. Please refer to the guidance in ETIF Issue No. 06-03 and revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief